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                             May 13, 2022

       Albert Foreman
       Chief Executive Officer
       Tuatara Capital Acquisition Corporation
       655 Third Avenue, 8th Floor
       New York, NY 10017

                                                        Re: Tuatara Capital
Acquisition Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-262628

       Dear Mr. Foreman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-4

       Risk Factors, page 58

   1. Include a separately captioned risk factor highlighting the potential conflicts of interest involving Cantor
Fitzgerald due to its dual role as financial advisor to the Company in the merger transaction and
financier as part of the Cantor Equity Financing, if the merger is consummated.
       General

   2.                                                   We understand that J.P.
Morgan Securities LLC, the lead underwriter in your SPAC IPO, intends on waiving its
deferred underwriting commissions as part of the closing of the
                                                        Business Combination.
Please disclose how this waiver was obtained, why the waiver was agreed to, and
clarify the current relationship with J.P. Morgan Securities and
 Albert Foreman
Tuatara Capital Acquisition Corporation
May 13, 2022
Page 2
      Tuatara. Please also revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
3. Please describe what relationship existed between J.P. Morgan Securities and Tuatara after the close of the IPO, including any financial or merger-related advisory services. We note that J.P. Morgan is not described in the Background of the Business Combination, so it is not clear if they had any role in the identification or evaluation of business combination targets. We note that your underwriting agreement for the SPAC IPO
      required you to provide notice to the underwriters    representatives and
their counsel upon
      the engagement of any investment banking, financial, advisory or consulting services for merger and acquisition-related services.
4. Tell us whether J.P. Morgan Securities was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that J.P.
      Morgan claims no role in the SPAC   s business combination transaction
and has
      affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
5. Please tell whether you are aware of any disagreements with J.P. Morgan Securities regarding the disclosure in your registration statement. Further, please add a risk factor that clarifies that J.P. Morgan Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet J.P. Morgan Securities will waives such fees and disclaim responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 3297 or Larry Spirgel, Office Chief, at (20) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAlbert Foreman
                                                     Division of Corporation
Finance
Comapany NameTuatara Capital Acquisition Corporation
                                                     Office of Technology
May 13, 2022 Page 2
cc:       Leonard Kreynin, Esq.
FirstName LastName